11 Harbor Park Drive  Port Washington, NY  11050
516.608.7000 / Fax 516.625.0038

                         October 19, 2009

BY EDGAR AND UPS EXPRESS

Mr. Christopher Chase
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Systemax, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 18, 2009 Definitive Proxy Statement on Schedule 14A Filed April 30, 2009 File No. 001-13792

Dear Mr. Chase:

Reference is made to the letter dated September 15, 2009 (the “Comment Letter”) to Mr. Richard Leeds, Chairman and Chief Executive Officer of Systemax, Inc. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2008 filed by the Company on March 18, 2009 (the “Annual Report”) and the Definitive Proxy Statement on Schedule 14A filed by the Company on April 30, 2009 (the “Proxy Statement”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The headings in this letter correspond to the headings of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 10

1.
The majority of the subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows.  For example, you use the subheadings “Competitive pressures could harm our revenue and gross margin”, “State and local sales tax collection may affect demand for our products”, “We are dependent on third-party suppliers”, “Rebate processing” and “Our income tax rate and the value of our deferred tax assets are subject to change.” Please revise your subheadings to reflect the risk you are describing in the accompanying text and explain why the risk is one of which investors should be made aware.  As a general rule, your subheadings should work only in your filing.  If they are readily transferable to other companies’ filing, they are probably too generic.

U.S. Securities and Exchange Commission
October 19, 2009

In response to the Staff’s comments, the Company proposes to revise the headings of its Risk Factors as follows so as to reflect the risks described in the accompanying text and why investors should be aware of the risk.  Set forth below are the new Risk Factor headings, and for convenience the old headings language commented on by the Staff.

Old Headings	New Headings

Economic conditions have affected and could continue to adversely affect our revenues and profits.
General economic conditions, such as decreased consumer confidence and spending, reductions in manufacturing capacity, and inflation could result in our failure to achieve our historical sales growth rates and profit levels.

Competitive pressures could harm our revenues and growth margins.
The markets for our products and services are extremely competitive and if we are unable to successfully respond to our larger competitors’ strategies our sales and gross margins will be adversely affected.

State and local sales tax collection may affect demand for our products.
State sales tax laws may be changed which could result in direct mail and ecommerce retailers  having to collect sales taxes in states where the current laws do not require us to do so.  This could reduce demand for our products in such states and could result in our having substantial tax liabilities for past sales.

Business Disruptions could adversely impact our revenues and financial condition.
Events such as acts of war or terrorism, natural disasters, changes in law, or large losses could adversely affect our insurance coverage and insurance expense, resulting in an adverse affect on our profitability and financial condition.

U.S. Securities and Exchange Commission
October 19, 2009

Old Headings	New Headings

Changes in financial accounting standards may affect our results of operations.
Changes in accounting standards or practices, as well as new accounting pronouncements or interpretations, may require us to account for and report our financial results in a different manner in the future, which may be less favorable than the manner used historically.

Our reliance on information and communications technology requires significant expenditures and entails risk.
We rely to a great extent on, our information and telecommunications systems, and significant system failures or outages, or our failure to properly evaluate, upgrade or replace our systems, or the failure of our security/safety measures to protect our systems and web sites, could have an adverse affect on our results of operations.

We are dependent on third party suppliers.
We rely on third party suppliers for most of our products and services. The loss or interruption of these relationships could impact our sales volumes, the levels of inventory we carry, and/or result in sales delays and/or higher inventory costs from new suppliers.  Coop advertising and other sales incentives provided by our suppliers could decrease in the future thereby increasing our expenses and adversely affecting our results of operations and cash flows.

Goodwill and intangible assets may become impaired resulting in a charge to earnings.	[We believe this Risk Factor heading is sufficient as is.]
We have substantial international operations and we are exposed to fluctuation in currency exchange rates and political uncertainties.
Our substantial international operations are subject to risks such as fluctuations in currency rates (which can adversely impact foreign revenues and profits when translated to US Dollars), foreign regulatory requirements, political uncertainty and the management of our growing international operations.

U.S. Securities and Exchange Commission
October 19, 2009

Old Headings	New Headings

We are exposed to inventory risk.
We are exposed to various inventory risks, such as being unable to profitably resell excess or obsolete inventory and/or the loss of product return rights and price protection from our vendors; such events could lower our gross margins or result in inventory write-downs that would reduce reported future earnings.

Restrictions and covenants in our credit facility may limit our ability to enter into certain transactions.
If we fail to observe certain restrictions and covenants under our credit facilities the lenders could refuse to waive such default, terminate the credit facility and demand immediate repayment, which would adversely affect our cash position and materially adversely affect our operations.

We have experienced rapid growth in retail stores.
We have experienced rapid growth in retail stores in North America and to maintain their profitability we must effectively manage our growth and cost structure, such as inventory needs, point of sales systems, personnel and lease expense.

Rebate Processing	The failure to timely and satisfactorily process manufacturers’ and our own rebate programs could negatively impact our customer satisfaction levels.
Gross Profit margins in technology products are narrow and variable.
We may be unable to reduce prices in reaction to competitive pressures, or implement cost reductions or new product line expansion to address gross profit and operating margin pressures; failure to mitigate these pressures could adversely affect our operating results and financial condition.

U.S. Securities and Exchange Commission
October 19, 2009

Old Headings	New Headings

We may be liable for misuse, loss, or theft of our customers’ personal information and we may be subject to penalties by credit card processing merchants.
We would be exposed to liability, including substantial fines and penalties and, in extreme cases, loss of our ability to accept credit cards, in the event our privacy and data security policies and procedures are inadequate to prevent security breaches of our consumer personal information and credit card information records.

Increased costs associated with corporate governance compliance may impact our results of operations.	[The Company intends to delete this paragraph in future filings, as the Company’s management believes that this is no longer a material risk.]
Our success is dependant upon the availability of credit and financing.
We depend on bank credit facilities to address our working capital and cash flow needs from time to time, and if we are unable to renew or replace these facilities, or borrowing capacity were to be reduced our liquidity and capital resources may be adversely affected.

Sales to individual customers expose us to credit card fraud, which could adversely affect our operations.
 Sales to individual customers expose us to credit card fraud, which impacts our operations.  If we fail to adequately protect ourselves from credit card fraud, our operations could be adversely impacted.

Our income tax rate and the value of our deferred tax assets are subject to change.
Our profitability can be adversely affected by increases in our income tax exposure due to, among other things, changes in the mix of U.S. and non-U.S. revenues and earnings, changes in tax rates or laws, changes in our effective tax rate due to changes in the mix of earnings among different countries and changes in valuation of our deferred tax assets and liabilities.

We may encounter risks in connection with our web-hosted software application.	[We intend to eliminate this Risk Factor in future filings, as we have previously announced that we will cease this aspect of our operations.]

U.S. Securities and Exchange Commission
October 19, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Financial Condition, Liquidity and Capital Resources, page 28

2.
Please expand your discussion of liquidity and capital resources beginning on page 28 to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note your risk factor on page 10 stating that current economic conditions may result in a decrease in spending in the categories of products you sell, but you provide no further analysis of this trend the effects it may have.  Discuss whether you expect the trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors.

The Company is dependent on business to business and retail consumer spending worldwide. Declining economic conditions, such as the depressed business and consumer confidence evidenced during the current recession, has had a negative impact on the spending patterns of the Company’s customers and if this situation continues for a significant period or worsens, this in turn may reduce the Company’s revenues, profits and cash flows, limiting the Company’s ability to effect strategic goals and expansion plans. The Company believes that current economic conditions are temporary in nature, although it may take some time for consumer spending patterns to fully recover to pre-recession levels. The Company will disclose in future filings any economic conditions that the Company believes will have a long term material impact on the Company’s results of operations or financial condition.

Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  Please discuss whether you expect levels to remain at this level or to increase or decrease.  Also, you should consider discussing the impact of any changes on your earnings.

The Company’s earnings and cash flows are seasonal in nature, with the first and fourth quarters of the fiscal year generating somewhat higher earnings and cash flows than the second and third quarters. Levels of earnings and cash flows are dependent on factors such as consolidated gross margin and selling, general and administrative costs as a percentage of

U.S. Securities and Exchange Commission
October 19, 2009

sales, product mix and relative levels of domestic and foreign sales. Unusual expense items, such as one time charges and settlements, may impact earnings and are separately disclosed. The Company expects that past performance may not be indicative of future performance due to the competitive nature of the Company’s Technology Products segment where the need to adjust prices to gain or hold market share is prevalent.

The Company will revise the disclosure, as appropriate, in its future filings to reflect the information provided in this response.

Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company,
•	Material opportunities, challenges, and
•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Macroeconomic conditions, such as business and consumer sentiment, may affect the Company’s revenues, cash flows or financial condition.  However, the Company does not believe that there is a direct correlation between any specific macroeconomic indicator and the Company’s revenues, cash flows or financial condition.

The Company is not currently interest rate sensitive, as it has significant cash balances and minimal debt.

The Company has historically been opportunistic with respect to acquisitions and other business opportunities, and may be opportunistic with respect to acquisitions or other business opportunities in the future.  However, such opportunities and the challenges related thereto currently are not expected to have a material impact on the Company’s revenues, cash flows or financial condition.

The Company has recently engaged in several opportunistic acquisitions, choosing to pay the purchase price in cash, and may do so in the future as favorable situations arise.  However, a deep and prolonged period of reduced consumer spending could adversely impact the Company’s cash resources and force us to either forego future acquisition opportunities or to pay the purchase price in shares of the Company’s common stock, which could have a dilutive effect on the Company’s earnings per share.

To support its growth and expansion plans, the Company will need to continue to invest in upgrading and expanding its technological capabilities and information technology infrastructure, and in building out and expanding its distribution center facilities and

U.S. Securities and Exchange Commission
October 19, 2009

inventory systems.  These expenses and capital expenditures will require significant levels of liquidity, which the Company believes can be adequately funded from its currently available cash resources.

The Company will revise the disclosure, as appropriate, in its future filings to reflect the information provided in this response.

Results of Operations, page 25

3.
Please tell us what consideration you gave to providing a segmental analysis of results of operations below net revenues.  In this regard, to the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, we believe that you should provide a segmental analysis of your measure of segmental profit or loss.  For example, while your Software Solutions segment has recognized an immaterial amount of net sales over the annual years presented, your disclosures in footnote 10 on page 55 indicate that the segment incurs significant operating losses that are reducing the operating income generated by your other segments.  As another example, we note that the operating margin (operating income or loss as a percentage of net sales) decreased for your Technology Products segment in 2008 but increased for your Industrial Products segment in 2008, reflecting different trends in these segments, and we note that the operating margins for these segments are significantly different from each other.  Your current analysis of results does not highlight the fact that these segments have significantly different operating margins, nor does it clarify whether the difference in operating margins results from a significant difference in gross margin or whether the gross margins are similar but the difference results from significantly different allocation of selling, general and administrative expenses.  Since your segments exhibit different trends in their profitability, it is unclear to us that an analysis of your expenses at the consolidated level meets the objective of providing your investors with information about known trends and uncertainties that are having a material effect on your results or explaining management’s view of the implications and significance of the underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance.  Please refer to Item 303 of Regulation S-K and to Section III of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise.

The Company determined the disclosure of results of operations below net revenue by considering the measure used by the chief operating decision maker: operating income. The impact of a segment’s results on consolidated operating income is used by the chief operating decision maker in determining corporate resource allocation. For example, the continued operating losses in the Company’s Hosted Software segment led the Company to announce in the second quarter of 2009 that the Company plans to discontinue its Hosted Software operations.

U.S. Securities and Exchange Commission
October 19, 2009

The Company’s Industrial Products and Technology Products segments sell dissimilar products. Industrial products are generally higher in price, lower in volume and higher in product margin. Technology products are generally higher volume, lower price and lower product margin. This results in higher operating margin for the Industrial Products segment. Each segment carries specifically identifiable selling, general and administrative expenses, with the selling, general and administrative expenses for the Industrial Products segment being higher as a percentage of sales than those of the Technology Products segment as a result of the Industrial Products segment having a longer selling cycle than those of the Technology Products segment.

The Company will revise the disclosure, as appropriate, in its future filings to reflect the information provided in the preceding paragraph.

Exhibits 31.1 and 31.2.  Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

4.
Please revise your certifications to appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  For example, we note that you deleted the parenthetical statement in section 5 and replaced the word “control” with “controls” in subsection 5(b), and in your Form 10-Qs for the fiscal periods ending March 31, 2009 and June 30, 2009 you replaced the word “those” with “these” in subsection 4(a) and deleted a parenthetical statement in subsection 4(d).  We also note that the identification of the certifying individual at the beginning of the certification includes the individual’s title.  This should be revised so as not to include the individual’s title.

In future filings, the Company will revise its certifications to appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 11

5.
We note your indication that your corporate approval policy requires related party transactions to be approved by the Company’s Audit Committee as well as the Company’s CEO, CFO and General Counsel.  Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions.  Refer to Item 404(b) of Regulation S-K.

U.S. Securities and Exchange Commission
October 19, 2009

The Company’s written corporate approval policy requires transactions with related persons, including but not limited to leases with related persons and sales or purchases of Company assets by related persons, to be reviewed and approved or ratified by the Company’s Audit Committee as well as by the Company’s Chief Executive Officer, Chief Financial Officer and General Counsel.  In this regard, all such transactions are first discussed with the Chief Financial Officer and are submitted to the General Counsel’s office, including for an initial determination of whether such further related person transaction review is required.  The Company utilizes the definition of related persons under applicable SEC rules, defined as any executive officer, director or nominee for director of the Company, any beneficial owner of more than 5% of the outstanding shares of the Company’s common stock, or any immediate family member of any such person.  In reviewing these transactions, the Company strives to assure that the terms of any agreement between the Company and a related party is at arm’s length, fair and at least as beneficial to the Company as could be obtained from third parties.  The Audit Committee, in its discretion, may consult with third party appraisers, valuation advisors or brokers to make such determination.

The Company will revise the disclosure, as appropriate, in its future filings to reflect the information provided in this response.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Elements of our Executive Compensation Programs, page 13

Base Salary, page 14

6.
We note your statement in the second full paragraph on page 14 that you conduct a subjective assessment of your competitors’ salaries and an objective assessment of comparable company salaries in determining the base salaries for your executives.  To the extent that you engage in benchmarking in arriving at these amounts, please identify the component companies you identified in conducting both your subjective and objective assessments.  Refer to Item 402(b)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Management’s subjective assessment of prevailing levels of compensation was conducted with respect to the following public companies, including competitors of the Company, based on publicly available information: Insight Enterprises Inc., PC Connection Inc., PC Mall Inc., Best Buy Co., Inc., Amazon.com, Inc., MSC Industrial Direct Co., Inc. and W.W. Grainger, Inc.  The Company utilizes the subjective assessment only for general guidance as to total compensation levels, trends and relative components, but not for specific compensation targets or allocations.

U.S. Securities and Exchange Commission
October 19, 2009

Management’s objective assessment was derived from widely available published reports of the average of prevailing salary levels for comparable companies (based on industry, revenues, number of employees, location and similar factors) in the Company’s geographic region.  Such reports do not identify the component companies.

The Company will revise the disclosure, as appropriate, in its future filings to reflect the information provided in this response.

Cash Bonuses, page 14

7.
Please revise to elaborate upon how you arrived at the amount of cash bonuses you determined to pay to each of your named executive officers.  You indicate that these amounts are based upon the same factors as base salary, however, it is not clear if any individual performance metrics contributed to the amounts paid or if benchmarking determined the amount paid or other factors.

Please be advised that benchmarking was not used to establish bonus payment amounts for the Company’s named executive officers.  As explained on pages 16 and 17 of the Proxy Statement, different approaches were used to pay bonus compensation.  Mr. Fiorentino’s bonus (actually a non-equity plan grant) was made pursuant to a pre- established EBITDA formula arrangement, aimed at incentivizing him to achieve financial performance tied directly to the segment of the Company’s business for which he is most responsible (Technology Products).  The amount of the bonuses paid to each of Mr. Reinhold and Messrs. Richard, Bruce and Robert Leeds, were not based on specific target metrics but rather, as described on pages 16 and 17 of the Proxy Statement, were subjectively determined by the Compensation Committee based primarily on the Compensation Committee’s belief that they provided valuable contributions to the Company and its shareholders by managing the Company successfully and profitably through a difficult economic environment, by implementing critical cost savings initiatives and effecting opportunistic acquisitions to grow market share.

The Company will revise the disclosure, as appropriate, in its future filings to reflect the information provided in this response.

The Systemax Executive Incentive Plan, page 14

8.
We note your discussion on page 15 stating that cash bonus awards made under your Executive Incentive Plan are subject to a participant achieving certain performance goals and/or the Company achieving certain performance goals.  It does not appear

U.S. Securities and Exchange Commission
October 19, 2009

that you have provided a quantitative discussion of the terms of the necessary goals to be achieved for your named executive officers to earn these cash bonuses.  If you omitted this information because you believe it would result in competitive harm, please tell us your reasons.  Please also discuss how difficult it will be going forward to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K, and Compliance and Disclosure Interpretation, Regulation S-K, Question 118.04 available on our website at http://www.sec.gov/divisions/corpfin/ cfguidance.shtml.

The Executive Incentive Plan was approved by the Company’s shareholders in 2008, and 2009 is the first year for which this Plan is being implemented.  No payments have yet been made under this Plan.  The Company will address the quantitative discussion of the performance goals to be achieved under such plan in connection with its 2010 proxy statement when explaining 2009 compensation, as required.

It also appears that you only compensated one of your officers, Gilbert Fiorentino, in 2008 under this plan; please discuss the reasons why you did not make any awards under the plan to your remaining officers.

The Systemax Executive Incentive Plan was approved by the Company’s shareholders at the Company’s annual shareholder meeting in 2008, to be implemented in 2009.  Consequently, none of the payments earned by named executive officers in 2008 (and paid in 2009) were made under such plan.  Footnote 2 to the Summary Compensation Table inadvertently states that Mr. Fiorentino’s non-equity incentive plan compensation was made under the Systemax Executive Incentive Plan, rather than under the specific bonus plan applicable only to Mr. Fiorentino in 2008.  We apologize for the confusion.

The Company will revise the disclosure, as appropriate, in its future filings to reflect the information provided in this response.

Compensation Arrangements of the Named Executive Officers, page 17

9.
We note that you have entered into compensation agreements with Messrs. Fiorentino and Reinhold that appear to significantly differ from the compensation arrangements for your other named executive officers and these agreements appear to have resulted in significantly higher total compensation for both individuals.  Please revise your disclosure to discuss the analysis you conducted and factors you considered in establishing Messrs. Fiorentino’s and Reinhold’s compensation agreements and how these agreements fit into your overall compensation program.  Refer to Item 402(b) of Regulation S-K.

U.S. Securities and Exchange Commission
October 19, 2009

The Company’s executive compensation programs are designed to achieve a number of important objectives, including attracting and retaining individuals of superior ability and managerial talent.  In accordance with such philosophy, the Company negotiated employment agreements with Mr. Fiorentino in 2004 when he was appointed Chief Executive of the Company’s Technology Products segment and with Mr. Reinhold when he initially joined the Company in  2007, and have awarded compensation to such individuals at levels required to retain their services and to reward them for their contributions to the Company’s achievements.

Mr. Fiorentino’s total compensation for 2008 was higher than the Company’s other named executive officers primarily as a result of vesting of restricted stock and non-equity incentive plan compensation granted to Mr. Fiorentino.  The Compensation Committee approved the issuance of restricted stock to Mr. Fiorentino in 2004 to better align Mr. Fiorentino’s interests with those of the Company’s shareholders and to encourage and incentivize long-term planning and strategic initiatives to enhance shareholder value.  Furthermore, in order to accurately reflect Mr. Fiorentino’s direct contribution to the Company and the successful management of the segment during a period of economic instability, and to encourage and incentivize the continued growth of the Company’s Technology Products Group, which is run by Mr. Fiorentino and which constitutes a large portion of the Company’s business, Mr. Fiorentino’s compensation was tied to the performance of the Technology Products Group.

Mr. Reinhold’s total compensation for 2008 was significantly higher than certain other named executive officers primarily as a result of the stock options granted to Mr. Reinhold.  The Compensation Committee approved the issuance of stock options to Mr. Reinhold in order to better align Mr. Reinhold’s interests with those of the Company’s shareholders and to encourage and incentivize long-term planning and strategic initiatives to enhance shareholder value.

The Company will revise the disclosure, as appropriate, in its future filings to reflect the information provided in this response.

2009 Named Executive Officer Cash Bonus Plan, page 18

10.
Please explain how this plan and your Executive Incentive Plan are intended to compensate your named executive officers as they seem to serve similar purposes and, therefore, would appear to be duplicative.  Please also explain how you intend to allocate awards between the short- and long-term achievements and what multiple of salary you intend to use and why.  Also, confirm that, in future filings, you will disclose the threshold, target and maximum goals related to the objective performance-based criteria you mention here.

U.S. Securities and Exchange Commission
October 19, 2009

The Company’s 2009 Named Executive Officer Cash Bonus Plan is a component of the broader Executive Incentive Plan approved by shareholders in 2008 (applicable to all executive officers, not specifically to the named executive officers).  The 2009 Named Executive Officer Cash Bonus Plan pertains specifically to the payment of non-equity incentive compensation to named executive officers for 2009.  Awards under such plan will be allocated as follows, as indicated on page 19 of the Proxy Statement: 70% for short-term financial accomplishments (tied 60% to Company consolidated earnings performance and 10% to peer group financial comparisons) and 30% for long-term strategic accomplishments (tied 20% to strategic goals, such as acquisitions and process improvements, and 10% to governance and compliance matters).

The applicable base salary multiples for calculating cash bonus awards to the Company’s named executive officers pursuant to the 2009 Named Executive Officer Cash Bonus Plan is 2.0 for each of Messrs. Richard, Bruce and Robert Leeds and 1.0 for Mr. Reinhold.

The Company will disclose in future filings the threshold, target and maximum goals related to the objective performance-based criteria set forth in the Company’s 2009 Named Executive Officer Cash Bonus Plan and will revise the disclosure, as appropriate, in its future filings to reflect the information provided in this response.

U.S. Securities and Exchange Commission
October 19, 2009

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s reports. Please feel free to contact the undersigned for any additional information.

                      Respectfully yours,

                     /s/ Lawrence P. Reinhold
                      Lawrence P. Reinhold
                      Executive Vice President and Chief Financial Officer